Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated September 25, 2012, with respect to the consolidated financial statements of Student Transportation Inc. as of and for the years ended June 30, 2012 and 2011, included as an exhibit to this Annual Report on Form 40-F.

MetroPark, New Jersey	/s/ Ernst & Young LLP
September 25, 2012